

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Mars Guangyuan Cai
Chief Executive Officer
Smart Share Global Ltd
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People's Republic of China

> **Re: Smart Share Global Ltd**
> **Form 20-F for the Fiscal Year December 31, 2022**
> **File No. 001-40298**

Dear Mars Guangyuan Cai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc:　Haiping Li